02 DEC 18 AM 10: 07

02060681

Intelsat.
inspiring connections

Conny Lennart Kullman
Chief Executive Officer

Issuer: Intelsat, Ltd.
File No. 82-5214

December 16, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Amy O'Brien

SUPPL

Re: Intelsat, Ltd. – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Ms. O'Brien:

Intelsat, Ltd. (the "Company"), a company incorporated under the laws of Bermuda, hereby informs you that it has become subject to the reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, in accordance with paragraph (d)(1) of Rule 12g3-2 under the Exchange Act, the Company will no longer be furnishing information to you under paragraph (b) of Rule 12g3-2 of the Exchange Act.

Please do not hesitate to contact Ms. Ann Bailen Fisher (212-558-3484) of Sullivan & Cromwell in the event that you have any questions in connection with this matter.

Very truly yours,

Conny Kullman
Chief Executive Officer

cc: P. Dudek, Securities and Exchange Commission
A. Bailen Fisher, Sullivan & Cromwell
D. Meltzer, Intelsat Global Service Corporation

dlw 12/20